VIA EDGAR	October 22, 2012

Sandra Hunter
Sonia Barros
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Renegade Ventures, Inc.
Registration Statement on Form S-11
Filed August 23, 2012
File No. 333-183499

1.
We note that you intend to acquire real estate.  Since you have yet to identify a significant amount of the properties you intend to acquire, your offering appears to constitute a “blind-pool” offering.  Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this not appropriate.  See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide appropriate disclosure on prior performance, including any material adverse business developments.

We have identified the properties in Indiana that the Company intends to acquire.  The Company has acquired its initial property in the Indiana area and has identified numerous others to acquire but we are waiting for the registration to become effective before we acquire the properties.  Additionally, the shareholders from this registration know how we are investing the funds which will be pursuant to the use of proceeds.  The price of the houses that the Company has identified will cost approximately $15,000 per house to acquire and repair prior to renting them out.

2.
We note your response to Comment 1 of our letter dates September 17, 2012 and we reissue our prior comment.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

●	Describe how and when a company may lose emerging growth company status;
●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:
°
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

°
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Revised to include the language to when we will lose emerging growth company status and briefly described the exemptions available to us

3.
We note your response to comment 3 of our letter dated September 17, 2012.  In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquires or to merge with another company nor does the company, nor any of its shareholder, have plans to enter into a change of control or similar transaction.

Revised

Prospectus Cover Page

4.
We note you have not revised your disclosure in response to comment 9 of our letter dated September 17, 2012 ad we there reissue our prior comment.  We note you indicate on the prospectus cover page that the Risk Factors section begins on Page 4.  We further note that the Risk Factors section begins on page 5.  Please revise.

Revised

5.
We note your response to comment 12 of our letter dated September 17, 2012 in which you have revised your disclosure to indicate on the page of the registration statement that the Company’s principal executive offices are located at 2620 Regtta Drive.  We further note you indicate on page 3 that the Company’s address in 2620 Regatta Drive.  Please revise to reconcile.

Revised

Item 3.  Summary Information and Risk Factors, page 1.

6.
We note you have not revised your Prospectus Summary in response to comment 10 of our letter dated September 17, 2012.  We therefore reissue our prior comment in part.  We note that your auditors have issued a going concern opinion.  Please revise your Prospectus Summary to discuss briefly your auditor’s opinion that there is a substantial doubt about your ability to continue as a going concern.

Revised

Outside Back Cover Page of Prospectus

7.
We note your response to comment 27 of our letter dated September 17, 2012 and we reissue our prior comment.  We note you include your dealer prospectus delivery obligation on your prospectus cover page and page 31.  Please more the dealer prospectus delivery obligation to the outside back cover page of the prospectus.  Please refer to Item 502(b) of Regulation S-K

Revised

Item 5. Dilation, page 12.

8.
Please revise your dilution table to include all shares of common stock outstanding in your calculations, not just Class A Common Stock, or tell why you believe only including the Class A Common Stock is appropriate.  Additionally, your line item Per share Dilation to New Investors appears to be calculated incorrectly. This number should be very close to the full amount that new investors would be paying in the offering, $.01 per share.

Revised

Timing Needs for funding, page 19

9.
We note your disclosure on page 19 that you have preliminarily identified the properties to acquire.  Please tell us how far along you are in the property acquisition process.  We may have further comments.

As stated in the registration statement, the Company has identified properties to acquire but has not moved forward on making formal offers on these properties until the effectiveness of this registration statement. Once the S-11 is deemed effective the company will begin making formal offers on the properties it wants to acquire.

Item 21. Directors and Executive Officers, page 25

10.
We reissue comment 23 of our letter dated September 17, 2012, in part.  Please refer to Item 401(a) of Regulation S-K and revise to indicate all position and officers with the registrant held by each person.

Revised

Part II. Information Not Required in Prospectus, Page 31.

Item 33.  Recent Sale of Unregistered Securities, Page 31.

11.
We note your response to comment 29 of our letter dated September 17, 2012.  Please revised your disclosure to identify the individual(s) who control(s) the voting rights of the share s issued to Orangebear, Inc.

Revised

12.
We reissue comment 29 of our letter dated September 17, 2012, in part.  We note you indicate on page 31 that the Company issued a note to a third party to acquire a property.  Please revise your disclosure to identify this third party.

Revised

Statement of Changes in Stockholders’ (deficit) Equity, page F-4

13.
We note that the share issuance present in the table on February 28, 2012 and June 24, 2012 do not mathematically compute.  Please revise.  Additionally, please revise your Balance Sheet to correctly present the number of shares of Class B Common Stock issued at the end of the period, 150 million, and to correct the par values for both the Class A and Class B common stock, which should be $.00001.

Revised.  The math in the tables is correct.   40,000,000 shares at par value of $.00001 is $400.00 in paid in capital and 150,000,000 issued with par value
$.00001 is $1,500.  The balance was revised to indicate par value at $.00001 instead of $.0001 – throughout the rest of the document $.00001 is used as the par value.

Exhibit 5.1

14.
We note your response to comment 31 of our letter dated A September 17, 2012 and we reissue our prior comment in part.  Please have counsel revise legal opinion to identify the “other document” they have examined in connection with their opinion.

Revised to remove the language of “other documents” as no other documents were reviewed

Further, please note the Company acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
☐	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
☐	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Renegade Ventures, Inc. By:/s/ Joseph Wade Name: Joseph Wade Title: Chief Financial Officer